United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 2, 2024

ISRAEL ACQUISITIONS CORP

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41593	87-3587394
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

12600 Hill Country Blvd, Building R, Suite 275 Bee Cave, Texas	78738
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 508-1531

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one redeemable warrant	ISRLU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	ISRL	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	ISRLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Business Combination Agreement

On January 2, 2024, Israel Acquisitions Corp, a Cayman Islands exempted company (the “Company” or “IAC”) and Pomvom Ltd., a company organized under the laws of the State of Israel (the “Pomvom”) entered into a business combination agreement (the “Agreement”), pursuant to which, among other things, and subject to the terms and conditions contained therein (i) Pomvom will cause a company organized under the laws of the State of Israel and wholly owned by a trustee (the “NewPubco”) to be formed, (ii) Pomvom will cause a Cayman Islands exempted company and wholly owned, direct subsidiary of NewPubco (“Merger Sub”) to be formed, (iii) Pomvom will cause NewPubco and Merger Sub to become a party to the Agreement by delivering a joinder to the Agreement, (iv) Pomvom will effect the Share Split, (v) NewPubco, the shareholders of Pomvom and the holders of equity awards of Pomvom will effect the Equity Exchange, and (vi) Merger Sub will merge with and into IAC, with IAC surviving the merger as a direct wholly owned subsidiary of NewPubCo (the “Merger”). The collective transactions referenced in (i)-(vi) are hereinafter referred to as the “Transactions”. The terms of the Agreement, which contain customary representations and warranties, covenants, closing conditions, termination provisions, and other terms relating to the Merger, are summarized below. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Agreement.

Share Split and Equity Exchange

Prior to the closing of the Transactions (the “Closing”), Pomvom will effect a share split under which each ordinary share of Pomvom issued and outstanding will be split into a number of ordinary shares determined by multiplying each such ordinary share of Pomvom by the Split Factor (the “Share Split”).

Under the Agreement, holders of Pomvom equity interests are expected to receive approximately $125,000,000 (the “Pomvom Equity Value”) in aggregate consideration in the form of NewPubco Ordinary Shares, equal to the quotient obtained by dividing (a) the Pomvom Equity Value by (b) the fully diluted number of Pomvom ordinary shares (including ordinary shares issuable upon exercise, vesting and settlement of Pomvom options and Pomvom restricted stock units).

Immediately after the Share Split, and prior to the effective time of the Merger, upon the terms and subject to the conditions of the Agreement, NewPubco, the Pomvom’s shareholders and the holders of Pomvom’s equity awards will effect an equity exchange (the “Equity Exchange”) pursuant to which, (a) each ordinary share of Pomvom issued and outstanding immediately prior to the Equity Exchange will automatically be exchanged for a number of NewPubco Ordinary Shares equal to the Company Exchange Ratio, (b) each option of Pomvom that is issued and outstanding prior to the Equity Exchange Effective Time will automatically be exchanged for an option granted by NewPubco to acquire such number of NewPubco Ordinary Shares equal to the number of ordinary shares of Pomvom subject to such option, multiplied by the Company Exchange Ratio, with an exercise price per share equal to the exercise price per share of such option in effect immediately prior to the Equity Exchange Effective Time, divided by the Company Exchange Ratio, (c) each unit or award pursuant to which the holder is or may become entitled to acquire one or more ordinary shares of Pomvom (or the cash equivalent thereof) will automatically be exchanged for a restricted stock unit award granted by NewPubco to receive such number of NewPubco Ordinary Shares equal to the number of ordinary shares of Pomvom subject thereof immediately prior to the Equity Exchange Effective Time, multiplied by the Company Exchange Ratio, and (d) each dormant share (menayah redumah) of Pomvom under Israeli Law will not be exchanges and will continue to be a dormant share.

Merger and Merger Consideration

Under the Agreement, at the Merger Effective Time, (a) each IAC unit will be automatically detached and the holder will be deemed to hold one IAC Class A Share and one IAC Warrant, (b) each IAC Class B Share will automatically be converted into one IAC Class A Share and each IAC Class B Share will no longer be outstanding and will be automatically cancelled, (c) each IAC Class A Share issued and outstanding prior the Merger Effective Time will automatically be cancelled in exchange for the right to receive one NewPubco Ordinary Share for each IAC Class A Share, (d) each IAC Warrant that is outstanding and unexercised immediately prior to the Merger Effective Time will cease to represent an IAC Warrant in respect of IAC Shares and will be assumed by NewPubco and automatically converted into a warrant to acquire NewPubco Ordinary Shares, (e) any IAC Share owned by IAC as treasury shares or by a subsidiary of IAC immediately prior to the Merger Effective Time will be automatically cancelled and will cease to exist without any conversion or payment therefor, (f) each IAC share subject to redemption rights issued and outstanding immediately prior to the Merger Effective Time will be automatically cancelled and cease to exist and will thereafter represent only the right to be paid a pro rata share of the redemption amount in accordance with IAC Articles of Association, (g) each IAC share issued and outstanding prior to the Merger Effective Time for which any IAC shareholder had validly exercised their dissenters’ rights will not be exchanged for one NewPubco Ordinary Share and will be automatically cancelled and will thereafter represent only the right to be paid the fair value of such shares and any other rights granted by the Cayman Companies Law, and (h) each ordinary share of Merger Sub issued and outstanding immediately prior to the Merger Effective Time will be converted into one ordinary share of the Surviving Company.

Representations and Warranties

The Agreement contains representations and warranties of the parties thereto that are customary for transactions of this type, including representations and warranties relating to (a) entity organization, formation and authority, (b) capital structure, (c) authorization to enter into the Agreement, (d) legal compliance and approvals, (e) financial statements and liabilities, (f) consents and requisite governmental approvals, (g) material contracts, (h) absence of changes, (i) litigation, (j) compliance with applicable laws, (k) labor matters and employees benefit plans, (l) environmental matters, (m) intellectual property and privacy, (n) insurance, (o) taxes, (p) real and personal property, and (q) transactions with affiliates, and with respect to IAC only, (i) public filings, (ii) investment company act and (iii) trust account.

Non-Survival

None of the representations, warranties, covenants, obligations or other agreements in the Agreement or in any certificate or instrument delivered pursuant to the Agreement, including any rights arising out of any breach of such representations, warranties, covenants, agreements and other provisions, will survive the Closing and all such representations, warranties, covenants or other agreements will terminate and expire upon the occurrence of the Closing (and there will be no liability after the Closing in respect thereof), except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing.

Conditions to Consummation of the Agreement

Mutual Conditions to Closing

The consummation of the Transactions is conditioned upon, among other things, (a) receipt of Pomvom’s equityholder approval, (b) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions, (c) receipt of IAC’s shareholder approval, (d) receipt of Israeli Securities Law Approvals, (e) receipt of Section 350 Approval, (f) receipt of the Israeli Tax Ruling and (g) the expiration or termination of the waiting period under the Hart-Scott-Rodino Act,

IAC’s Conditions to Closing

The obligations of IAC to consummate the Transactions are conditioned upon, among other things, customary closing conditions, including no Pomvom Material Adverse Effect having occurred.

Pomvom’s Conditions to Closing

The obligations of Pomvom to consummate the Transactions are also conditioned upon, among other things, customary closing conditions, including, without limitation, (a) Aggregate Transaction Proceeds being greater than or equal to $20,000,000 (“Minimum Cash Condition”); provided, that this condition can be waived by Pomvom pursuant to the terms and subject to the conditions set forth in Section 6.3(d) of the Agreement, and (b) no IAC Material Adverse Effect having occurred.

Termination

The Agreement allows the parties to terminate the Agreement if specified customary conditions described in the Agreement are not satisfied, subject to certain limited exceptions, and also if the Transactions have not been consummated by September 30, 2024 (the “Termination Date”); provided, that the Termination Date will be automatically extended to (a) October 31, 2024 if the Registration Statement is initially filed after February 14, 2024, and (b) December 15, 2024, if the irrevocably committed amount of the Aggregate Transaction Proceeds is more than the Minimum Cash Condition.

The Agreement also allows the parties to terminate the Agreement if (a) any Governmental Entity takes action prohibiting the Transactions, (b) if IAC Shareholder Approval is not obtained, and (c) if Pomvom Equityholder Approval is not obtained.

The Agreement also allows Pomvom to terminate the Agreement if by June 30, 2024, and based on the status of the PIPE Financing and Equity Financing, the irrevocably committed aggregate amount of the PIPE Financing plus the Equity Financing is less than $5,000,000; provided, however, that if potential investors have presented Pomvom with one or more term sheets for aggregate PIPE Financing and Equity Financing on terms that IAC reasonably and in good faith believes to be “market” equal to or in excess of $5,000,000 prior to June 30, 2024, and Pomvom has, acting reasonably and in good faith, refused to accept such term sheet(s) (which, for the avoidance of doubt, a reasonable and good faith refusal by Pomvom will specifically include accepting any such terms sheet(s) that materially and adversely affects the financial position of Pomvom), then Pomvom will not be entitled to terminate the Agreement under this circumstances.

The Agreement also allows IAC to terminate the Agreement if IAC has not received (a) by 11:59 p.m. Israel time on the date that is 14 days after the date of the execution of the Agreement, countersigned copies of Transaction Support Agreements representing at least 30% of the outstanding voting power of Pomvom or (b) by 11:59 p.m. Israel time on the date that is 30 days after the execution of the Agreement, countersigned copies of Transaction Support Agreements representing at least a majority of the outstanding voting power of Pomvom.

If the Agreement is validly terminated, none of the parties to the Agreement will have any liability or any further obligation under the Agreement, with the exception of (a) the confidentiality obligation set forth in Section 5.3(a) and Section 7.2 of the Agreement and (b) the Confidentiality Agreement.

Lastly, IAC and Pomvom, may terminate the Agreement at any time prior to the Closing in order to enter into a definite agreement with respect to a Superior Proposal in accordance with the terms of the Agreement. In this event, the terminating party will pay, or cause to be paid, to the other party within 30 days of such termination a termination fee equal to $10,000,000.

The foregoing description of the Agreement is subject to and qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Certain Related Agreements

Sponsor Support Agreement

Concurrently with the execution of the Agreement, each of the Sponsor, IAC and Pomvom entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) whereby the Sponsor has agreed, among other things, to (a) vote in favor of the Agreement and the Transactions on the terms and subject to the conditions set forth in the Sponsor Support Agreement and (b) irrevocably forfeit and surrender a number of ordinary shares of NewPubco equal to (i) the amount of the Transaction Expenses Cap Excess divided by (ii) $10.00, to NewPubco for no consideration. The Sponsor also agreed that it will not (a) transfer any of the Sponsor Shares or grant any security interest in the Sponsor Shares pursuant to the Agreement or to another shareholder of IAC, (b) deposit any Sponsor Shares into a voting trust or enter into a voting arrangement that is inconsistent with the Sponsor Support Agreement or (c) enter into any arrangement with respect to the acquisition or sale of any of the Sponsor Shares. The Sponsor has also agreed to waive its rights to the treatment of its Sponsor Shares and to not participate in any redemption by tendering or submitting any IAC equity securities held by the Sponsor for redemption.

The foregoing description of the Sponsor Support Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Transaction Support Agreement

Concurrently with the execution of the Agreement, certain Pomvom shareholders entered into Transaction Support Agreements, pursuant to which, among other things, each of such Pomvom shareholders, separately and independently, has agreed to vote in favor of the approval of the proposals at the applicable Pomvom equityholders’ meetings.

The foregoing description of the Transaction Support Agreement is subject to and qualified in its entirety by reference to the full text of the Transaction Support Agreement, a copy of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Registration Rights and Lock-Up Agreement

At the Closing, NewPubco, IAC, specified Pomvom shareholders and the Sponsor will enter into a Registration Rights and Lock-Up Agreement, (the “Registration Rights Agreement”) pursuant to which, among other things, the parties thereto will be granted customary demand and piggyback registration rights with respect to Class A ordinary shares issued by NewPubco at Closing and will have agreed to customary lock-up restrictions for a period of one year following the Closing with such shares being released from lock-up in twelve monthly increments following such one year period, subject to earlier release if specified share price hurdles are achieved.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Subscription Agreements and PIPE Investment

Prior to the earlier of Closing and the termination of the Agreement, IAC, NewPubCo and Pomvom will use their commercially reasonable efforts to obtain PIPE Financing by executing PIPE Subscription Agreements with investors and consummate the purchases contemplated by the PIPE Subscription Agreements.

The closing of the sale of the PIPE Shares pursuant to the PIPE Subscription Agreements will take place substantially concurrently with the Closing and will be subject to customary closing conditions. The purpose of the PIPE Investment is to raise additional capital for use by the post-combination company following the Closing.

The foregoing description of the PIPE Subscription Agreements is subject to and qualified in its entirety by reference to the full text of the form of PIPE Subscription Agreement, a copy of which is included as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of NewPubco that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

On January 2, 2024, IAC and Pomvom issued a joint press release announcing the execution of the Agreement, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01 of this Current Report on Form 8-K is being “furnished” and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), and shall not be incorporated or deemed to be incorporated by reference into any filing by the Company under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language contained in such filing, unless otherwise expressly stated in such filing.

Forward Looking Statements

This Current Report on Form 8-K includes forward-looking statements within the meaning of the “safe harbor” provisions Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, implied and express statements regarding the timing and effects of the consummation of the Merger and the achievement of certain milestones. All statements, other than statements of historical fact included in this Current Report on Form 8-K, regarding our strategy, future operations, financial position, estimated revenues, projections, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “seek,” “predict,” “future,” “project,” “potential,” “ continue,” “shall,” “will,” and similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking statements do not guarantee future performance and involve known and unknown risks, uncertainties and other factors. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including factors which are beyond the Company’s control.

Such factors include risks and uncertainties specific to this transaction, including, but not limited to, adverse effects on the market price of the IAC ordinary shares and on the Company’s results because of any failure to complete the Transactions (including, due to failure to satisfy the conditions to the closing of the Transactions); uncertainties as to the timing of the consummation of the Transactions; potential litigation relating to the Transactions; other economic, business, competitive and/or regulatory factors affecting the proposed Transactions; and other factors discussed under “Risk Factors” in the Company’s Annual Report on Form 10-K filed on April 17, 2023 and Quarterly Reports on Form 10-Q filed on November 13, 2023 for the quarter ended September 30, 2023, which are on file with the SEC, and in Company’s subsequent SEC filings. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Company will not and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, the Company intends to file a registration statement, which will include a preliminary proxy statement/prospectus with the SEC. The proxy statement/prospectus will be sent to the stockholders of the Company. The Company and Pomvom also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company and Pomvom through the website maintained by the SEC at www.sec.gov. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at https://israelacquisitionscorp.com/ or upon written request to the Company, 12600 Hill Country Blvd, Building R, Suite 275, Bee Cave, Texas, 78738.

 Participants in the Solicitation

IAC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IAC in connection with the Business Combination. Pomvom, NewPubco and their respective officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of IAC is set forth in IAC’s Annual Report on Form 10-K, which was filed with the SEC on April 17, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of January 2, 2024, by and among, Israel Acquisitions Corp and Pomvom Ltd.
10.1	Form of Sponsor Support Agreement
10.2	Form of Transaction Support Agreement
10.3	Form of Registration Rights and Lock-Up Agreement
99.1	Press Release, dated January 2, 2024
104	Cover Page Interactive Data File (embedded within the Inline document)

   *       Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K, Item 601(a)(5). IAC agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ISRAEL ACQUISITIONS CORP

By:	/s/ Ziv Elul
Name: Ziv Elul
Title: Chief Executive Officer and Director

Dated: January 2, 2024